UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 16)*
CUMULUS MEDIA INC.
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
231082108
(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 19, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	231082108	Page	2	of	12	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,855,923

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,855,923

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,865,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	3	of	12	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Sr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		6,952,429

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,952,429

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,952,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	4	of	12	Pages

1	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
Explanatory Note
     The reporting persons are filing this Amendment No. 16 to Schedule 13D to update the information previously contained in Item 3 and Item 5 with respect to the holdings of certain of the reporting persons with respect to shares of the Class A Common Stock, par value $.01 per share, of Cumulus Media Inc. (the “Company”) (the “Class A Common Stock”).
Item 1. Security and Issuer
     This statement relates to the Class A Common Stock of the Company. The principal executive offices of the Company are located at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.

Item 3. Source and Amount of Funds or other Consideration
     Item 3 is hereby amended and supplemented as follows:
     From December 4, 2008 through December 19, 2008 the Lewis W. Dickey, Sr. Revocable Trust (the “Trust”), of which Lew Dickey, Sr. is trustee, purchased an aggregate of 814,465 shares of Class A Common Stock for an aggregate purchase price of approximately $1,005,003. Trust funds held by the Trust were the sole source of funds used to acquire the aforementioned shares of Class A Common Stock.
Item 5. Interest in Securities of the Issuer
     Item 5(a) and (c) are hereby amended and restated to read as follows:
     (a) For purposes of calculating the percentages set forth in this Item 5, (i) the number of shares of Class A Common Stock outstanding is assumed to be 36,032,902 and the number of shares of the Company’s Class C Common Stock, par value $.01 per share (the “Class C Common Stock”) is assumed to be 644,871 (which represents the shares of Class A Common

Stock and Class C Common Stock outstanding as of October 31, 2008, as represented on the front cover to the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008).
     Lewis W. Dickey, Jr.
     Lew Dickey, Jr. is deemed to beneficially own 4,865,923 shares of Class A Common Stock as follows:
•	2,331,052 shares of Class A Common Stock directly owned;

•	options to purchase 1,380,000 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 500,000 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Lew Dickey, Jr. in his capacity as manager of DBBC.
     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Lew Dickey, Jr. would be deemed to beneficially own 4,865,923 shares, or 12.8% of the outstanding shares of Class A Common Stock.
     Lewis W. Dickey, Sr.
     Lew Dickey Sr. is deemed to beneficially own 6,952,429 shares, or 19.3%, of the outstanding shares of Class A Common Stock, as follows:
•	884,000 shares of Class A Common Stock directly owned; and

•	6,068,429 shares of Class A Common Stock directly owned by the Trust, of which he is trustee.

     DBBC, L.L.C.
     DBBC is deemed to beneficially own 10,000 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. As sole manager of DBBC, Lew Dickey, Jr. has voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by DBBC.
     As a result of the reporting persons’ intent described in Item 4, the reporting persons may collectively be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act. As a consequence, each reporting person may be deemed to beneficially own all shares of

Class A Common Stock beneficially owned by each other reporting person. Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting persons would collectively beneficially own, in the aggregate, 30.7% of the issued and outstanding Class A Common Stock. Other than as set forth in this Item 5, each reporting person hereby disclaims beneficial ownership of Class A Common Stock owned by any other reporting person.
     Other than as set forth above with respect to Lew Dickey, Jr., none of the shares of Class A Common Stock reported in this Item 5 are shares as to which any reporting person has a right to acquire that is exercisable within 60 days. None of the reporting persons beneficially owns any shares of Class A Common Stock other than as set forth herein.
     (c) Except as described below, none of the reporting persons has had any transactions in the Class A Common Stock during the past 60 days. Lew Dickey, Sr. engaged in various open market transactions in the past 60 days, the following details of which are summarized below: (1) the type of transaction effected, (2) the execution date of the transaction, (3) the price per share at which the transactions were effected, and (4) the total amount of shares that were the subject of each such transaction.

Buy/Sell	Executed Date	Price/Share	Quantity
Buy	12/4/2008	$0.9781	50
Buy	12/4/2008	$0.9800	1943
Buy	12/4/2008	$0.9826	150
Buy	12/4/2008	$0.9845	150
Buy	12/4/2008	$0.9900	1852
Buy	12/4/2008	$0.9926	200
Buy	12/4/2008	$0.9945	100
Buy	12/4/2008	$1.0000	20694
Buy	12/4/2008	$1.0100	1356
Buy	12/4/2008	$1.0200	616
Buy	12/4/2008	$1.0300	1088
Buy	12/4/2008	$1.0400	400
Buy	12/4/2008	$1.0500	650
Buy	12/4/2008	$1.0700	150
Buy	12/4/2008	$1.0800	300
Buy	12/4/2008	$1.0900	500
Buy	12/4/2008	$1.1000	3321
Buy	12/4/2008	$1.1050	50
Buy	12/4/2008	$1.1100	5830
Buy	12/4/2008	$1.1200	50
Buy	12/4/2008	$1.1300	200
Buy	12/4/2008	$1.1400	500
Buy	12/5/2008	$0.9200	100
Buy	12/5/2008	$0.9751	84
Buy	12/5/2008	$0.9800	50
Buy	12/5/2008	$0.9817	71
Buy	12/5/2008	$0.9900	1450
Buy	12/5/2008	$1.0100	300
Buy	12/5/2008	$1.0300	100
Buy	12/5/2008	$1.0400	1200
Buy	12/5/2008	$1.0600	300
Buy	12/5/2008	$1.0700	250
Buy	12/5/2008	$1.0900	189
Buy	12/5/2008	$1.1000	1400
Buy	12/5/2008	$1.1200	86
Buy	12/5/2008	$1.1300	751
Buy	12/5/2008	$1.1400	3222
Buy	12/5/2008	$1.1450	50
Buy	12/5/2008	$1.1500	10032
Buy	12/5/2008	$1.1600	7477
Buy	12/5/2008	$1.1650	150
Buy	12/5/2008	$1.1700	2387
Buy	12/5/2008	$1.1800	250
Buy	12/5/2008	$1.1900	700
Buy	12/5/2008	$1.2000	2592
Buy	12/5/2008	$1.2100	850
Buy	12/5/2008	$1.2200	217
Buy	12/5/2008	$1.2300	50
Buy	12/5/2008	$1.2400	842
Buy	12/5/2008	$1.2500	2900
Buy	12/5/2008	$1.2600	1400
Buy	12/5/2008	$1.2700	700

Buy/Sell	Executed Date	Price/Share	Quantity
Buy	12/8/2008	$1.2100	100
Buy	12/8/2008	$1.2300	500
Buy	12/8/2008	$1.2400	3000
Buy	12/8/2008	$1.2450	50
Buy	12/8/2008	$1.2500	7630
Buy	12/8/2008	$1.2600	9164
Buy	12/8/2008	$1.2700	10206
Buy	12/8/2008	$1.2800	2234
Buy	12/8/2008	$1.2900	266
Buy	12/9/2008	$1.1800	361
Buy	12/9/2008	$1.1900	1497
Buy	12/9/2008	$1.2000	2300
Buy	12/9/2008	$1.2100	250
Buy	12/9/2008	$1.2200	1700
Buy	12/9/2008	$1.2250	50
Buy	12/9/2008	$1.2300	8935
Buy	12/9/2008	$1.2400	15157
Buy	12/9/2008	$1.2500	2900
Buy	12/10/2008	$1.1700	23
Buy	12/10/2008	$1.1900	100
Buy	12/10/2008	$1.2100	250
Buy	12/10/2008	$1.2150	50
Buy	12/10/2008	$1.2200	650
Buy	12/10/2008	$1.2300	100
Buy	12/10/2008	$1.2350	200
Buy	12/10/2008	$1.2375	300
Buy	12/10/2008	$1.2400	3400
Buy	12/10/2008	$1.2500	3650
Buy	12/10/2008	$1.2600	597
Buy	12/10/2008	$1.2700	7035
Buy	12/10/2008	$1.2800	8245
Buy	12/10/2008	$1.2900	6500
Buy	12/10/2008	$1.3000	2050
Buy	12/11/2008	$1.2000	73
Buy	12/11/2008	$1.2400	100
Buy	12/11/2008	$1.2500	250
Buy	12/11/2008	$1.2600	1000
Buy	12/11/2008	$1.2650	150
Buy	12/11/2008	$1.2700	11639
Buy	12/11/2008	$1.2750	50
Buy	12/11/2008	$1.2800	7700
Buy	12/11/2008	$1.2900	5550
Buy	12/11/2008	$1.3000	4988
Buy	12/11/2008	$1.3100	1650

Buy/Sell	Executed Date	Price/Share	Quantity
Buy	12/12/2008	$1.1800	1978
Buy	12/12/2008	$1.1900	6021
Buy	12/12/2008	$1.2000	15884
Buy	12/12/2008	$1.2050	450
Buy	12/12/2008	$1.2100	6961
Buy	12/12/2008	$1.2200	1856
Buy	12/15/2008	$1.2100	600
Buy	12/15/2008	$1.2150	200
Buy	12/15/2008	$1.2200	3277
Buy	12/15/2008	$1.2250	100
Buy	12/15/2008	$1.2300	10550
Buy	12/15/2008	$1.2350	550
Buy	12/15/2008	$1.2400	4260
Buy	12/15/2008	$1.2450	300
Buy	12/15/2008	$1.2500	4813
Buy	12/15/2008	$1.2550	300
Buy	12/15/2008	$1.2600	6600
Buy	12/16/2008	$1.1100	50
Buy	12/16/2008	$1.1200	50
Buy	12/16/2008	$1.1300	237
Buy	12/16/2008	$1.1400	1650
Buy	12/16/2008	$1.1500	15300
Buy	12/16/2008	$1.1600	300
Buy	12/16/2008	$1.1700	50
Buy	12/16/2008	$1.1750	100
Buy	12/16/2008	$1.1800	850
Buy	12/16/2008	$1.1850	50
Buy	12/16/2008	$1.1900	350
Buy	12/16/2008	$1.2000	350
Buy	12/16/2008	$1.2050	100
Buy	12/16/2008	$1.2100	750
Buy	12/16/2008	$1.2150	300
Buy	12/16/2008	$1.2200	200
Buy	12/16/2008	$1.2250	450
Buy	12/16/2008	$1.2275	50
Buy	12/16/2008	$1.2300	1290
Buy	12/16/2008	$1.2400	1111
Buy	12/16/2008	$1.2450	120
Buy	12/16/2008	$1.2500	2642
Buy	12/16/2008	$1.2600	4200
Buy	12/16/2008	$1.2700	1000

Buy/Sell	Executed Date	Price/Share	Quantity
Buy	12/17/2008	$1.2100	50
Buy	12/17/2008	$1.2150	150
Buy	12/17/2008	$1.2200	3250
Buy	12/17/2008	$1.2300	1551
Buy	12/17/2008	$1.2400	3514
Buy	12/17/2008	$1.2500	1700
Buy	12/17/2008	$1.2550	50
Buy	12/17/2008	$1.2600	680
Buy	12/17/2008	$1.2650	1900
Buy	12/17/2008	$1.2700	5689
Buy	12/17/2008	$1.2750	250
Buy	12/17/2008	$1.2800	8566
Buy	12/17/2008	$1.2900	650
Buy	12/17/2008	$1.3000	900
Buy	12/17/2008	$1.3100	2650
Buy	12/18/2008	$1.2150	50
Buy	12/18/2008	$1.2200	100
Buy	12/18/2008	$1.2300	150
Buy	12/18/2008	$1.2500	200
Buy	12/18/2008	$1.2600	50
Buy	12/18/2008	$1.2650	1350
Buy	12/18/2008	$1.2700	950
Buy	12/18/2008	$1.2750	100
Buy	12/18/2008	$1.2800	1750
Buy	12/18/2008	$1.2825	50
Buy	12/18/2008	$1.2850	1500
Buy	12/18/2008	$1.2900	9038
Buy	12/18/2008	$1.2950	1650
Buy	12/18/2008	$1.3000	10769
Buy	12/18/2008	$1.3100	1093
Buy	12/18/2008	$1.3300	100
Buy	12/18/2008	$1.3400	650
Buy	12/18/2008	$1.3500	650
Buy	12/18/2008	$1.3600	600
Buy	12/18/2008	$1.3700	50
Buy	12/18/2008	$1.3800	700
Buy	12/19/2008	$1.2500	442,215

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 19, 2008

/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.

*

Lewis W. Dickey, Sr.

DBBC, L.L.C.

By: Name:	/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr.
Title:	Manager

*By:	/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.
as Attorney-in-Fact